NEWS RELEASE

PARAMOUNT ENERGY TRUST ANNOUNCES SUPPLEMENTAL DEBENTURE INDENTURE ENTERED INTO AND TRADING OF THE AMENDED DEBENTURE ON THE TORONTO STOCK EXCHANGE

Calgary, Alberta — December 17, 2009. Paramount Energy Trust (TSX: PMT.UN) ("PET" or the "Trust") announces that, effective December 17, 2009, PET entered into a supplemental debenture indenture reflecting the previously announced amendments to its 6.25% convertible unsecured subordinated debentures due April 30, 2011 (the "2011 Debentures") approved on December 7, 2009 (as amended, the "Amended Debentures").

The Amended Debentures trade on the Toronto Stock Exchange under the symbol "PMT.DB.D". Further information with respect to the Amended Debentures is set out in the supplemental debenture indenture which will be posted on PET’s website.

The Amended Debentures will bear interest commencing December 17, 2009 at 7.25% per annum, payable in semi-annual payments on January 31 and July 31 in each year commencing July 31, 2010. Holders of the 2011 Debentures will be entitled to a final interest payment representing interest payable from October 31, 2009 to, but excluding, December 17, 2009, at an annual interest rate of 6.25%.

The terms of the 6.25% convertible unsecured subordinated debentures due June 20, 2010 (the “2010 Debentures”), which trade on the TSX under the symbol PMT.DB.A, remain unchanged.

NOTICE TO UNITED STATES DEBENTUREHOLDERS

The solicitation described herein is made for the securities of a Canadian entity and is subject to Canadian disclosure requirements that are different from those of the United States. Financial statements included or incorporated by reference in the Circular related to the solicitation have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards, which differ from United States generally accepted accounting principles and United States auditing and auditor independence standards. As a result, such financial statements may not be comparable to the financial statements of United States companies.

PET is an unincorporated open-ended income trust established under the laws of the Province of Alberta, Canada. It may be difficult for U.S. Debentureholders to enforce their rights and any claim that they may have arising under United States federal or state securities laws, as PET and its administrator are organized or incorporated, as applicable, under the laws of Alberta, Canada, all or most of their assets are located in Canada, and all of the officers and directors of the administrator of PET are residents of Canada. You may not be able to sue a foreign entity or its officers or directors in a foreign court for violations of U.S. federal or state securities laws. It may be difficult to compel a foreign entity and its affiliates to subject themselves to a U.S. court's judgment.

ABOUT PET

Paramount Energy Trust is a natural gas-focused Canadian energy trust. PET's Trust Units and convertible debentures are listed on the Toronto Stock Exchange under the symbol "PMT.UN" and "PMT.DB.A",  "PMT.DB.C" and “PMT.DB.D”, respectively. Further information with respect to PET can be found at its website at www.paramountenergy.com.

For further information please contact:

Paramount Energy Operating Corp.
Administrator of Paramount Energy Trust
Suite 3200, 605 - 5 Avenue SW
Calgary, Alberta, Canada T2P 3H5
Telephone: (403) 269-4400
Fax: (403) 269-4444
Email: info@paramountenergy.com
Website: www.paramountenergy.com

Susan L. Riddell Rose, President and Chief Executive Officer
Cameron R. Sebastian, Vice President, Finance and Chief Financial Officer
Sue M. Showers, Investor Relations and Communications Advisor

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.